14040390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investacorp, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Biscayne Boulevard, Suite 1100
(No. and Street)

Miami	FL	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Asela Mantecon 305-557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 17 2014
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investacorp, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrea Lopez
COMMISSION # EE 183262
EXPIRES: MAY 11, 2016
WWW.AARONNOTARY.com

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

INVESTACORP, INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Investacorp, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2014

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2013
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 5,519
Due from clearing broker	1,605
Commissions receivable	3,634
Notes receivable	718
Intangible assets, net	9,977
Goodwill	21,917
Due from Parent and affiliates	204
Other assets	211
	$ 43,785
LIABILITIES	
Commissions payable	$ 4,206
Deferred tax liability, net	1,154
Accrued expenses and other liabilities	872
Due to affiliates	12
	6,244
SHAREHOLDER'S EQUITY	
Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	1
Capital in excess of par value	37,011
Retained earnings	529
	37,541
	$ 43,785

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. In connection with its activities as a broker-dealer, the Company clears all customer transactions through a clearing broker on a fully disclosed basis and holds no funds or securities for customers. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a company whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2013 consist of money market funds which are carried at a fair value of $4,464. Fair value is based on quoted prices in active markets (Level 1).

Intangible Assets

Intangible assets are being amortized over their estimated useful lives, generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's annual impairment test performed on December 31, 2013 based on a quantitative assessment did not indicate any impairment of goodwill.

NOTE C - NOTES RECEIVABLE

The Company has made loans to certain registered representatives, which mature between 2014 and 2019. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over one to two years and, when certain exclusivity criteria and production requirements are met, the remainder is forgiven.

NOTE D - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2013 consist of:

		December 31, 2013		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 4,400	$ 9,775
Vendor relationships	7	1,787	1,585	202
Non-compete covenants	5	336	336	0
Technology	1	271	271	0
		$ 16,569	$ 6,592	$ 9,977

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $5,052, which was $4,713 in excess of its required net capital of $339. The Company's net capital ratio was 1.01 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE F - COMMITMENTS AND CONTINGENCIES

In May 2012, four former customers filed an arbitration claim asserting that a former registered representative of the Company recommended unsuitable withdrawals from their variable annuities; further, the claim asserts that the former registered representative sold the customer, not through the Company, investments in fraudulent alternative business ventures. The claims asserted include misrepresentation, negligence, gross negligence, breach of contract, promissory estoppel, civil conspiracy, and violations of state law; compensatory damages were sought in excess of $250. In September 2013, the parties entered into a settlement agreement resolving all claims for $180, of which $176 was reimbursed by the Company's insurance carriers.

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In September 2012, a former customer of the Company filed an arbitration claim asserting negligence in allowing her former husband to make purportedly unauthorized withdrawals from her mutual fund account held at the fund company and not at Investacorp. The total compensatory damages sought were approximately $240. In August 2013, the parties entered into a settlement agreement resolving all claims. The amount paid by the Company in settlement was not material.

In October 2012, four former customers of the Company filed an arbitration claim asserting that a registered representative of the Company recommended that they invest in an unsuitable real estate investment trust. The total compensatory damages sought are approximately $200. The Company believes the claims are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE G - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions, taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2013.

Deferred tax amounts are comprised of the following at December 31, 2013:

Deferred tax assets:	
Deferred stock compensation	$ 2,363
Legal reserve	37
Total deferred tax assets	2,400
Deferred tax liability:	
Goodwill	(3,427)
Intangible assets	(127)
Net deferred tax liability	$ (1,154)

Realization of deferred tax assets is dependent on the existence of sufficient taxable income within the carry forward period, including future reversals of taxable temporary differences. The taxable temporary difference related to goodwill, which is amortized for tax purposes, will reverse when goodwill is disposed of or impaired and because such period is not determinable, such difference is not included in the determination of future taxable income.

NOTE G - INCOME TAXES (CONTINUED)

Effective December 31, 2012, the Company changed its tax year from September 30 to December 31 and fiscal years 2010 through 2013 remain open to examination by the taxing authorities.

NOTE H - RETIREMENT PLAN

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the "401(k) Plan"). The 401(k) Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. Under the 401(k) Plan, the Company may also make discretionary contributions to the 401(k) Plan.

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a service agreement with a related party, Investacorp Group, Inc. The related party provides services, support, and facilities to the Company.

The Company has a service agreement with its Parent. The Parent provides service support to the Company.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer under a clearing agreement; however, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2013 there were no amounts to be indemnified to the clearing broker for customer accounts.

At December 31, 2013, the amount due from clearing broker reflected in the accompanying statement of financial condition is due from one clearing broker, a large financial institution. Commissions receivable are due from a large number of product sponsors. These receivables are uncollateralized.

The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

NOTE K - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and LTS' 2009 Incentive Compensation Plan (the "2009 Option Plan"), which provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Each option plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan, and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock at the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock at the date of grant. As of December 31, 2013, LTS had 6,351,480 options available to grant under the 2009 Option Plan, and 1,869,654 non-qualified options available to grant under the 1999 Option Plan.

In 2007, LTS entered into an employment agreement with the Company's former principal shareholder, pursuant to which he was granted options to purchase a total of 3,000,000 shares of LTS' common stock at $1.91 per share, the closing price of LTS' common stock on the acquisition date. The stock options are vested, have a ten-year term, and were not issued under an LTS plan. Additionally, certain Company employees were awarded options to purchase an aggregate of 1,150,000 shares of LTS' common stock under the 1999 Option Plan. Unexpired options are vested, have a ten-year term and have an exercise price of $1.91 per share.

Stock option activity related to options granted by LTS to Company employees under the 1999 Option Plan, all of which are vested and exercisable, and related information for the year ended December 31, 2013, was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	700,000	$ 1.91		
Exercised	(25,000)	1.91		
Outstanding at December 31, 2013	675,000	1.91	3.80	$ 824

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Stock option activity related to options granted by LTS to Company employees under the 2009 Option Plan and related information for the year ended December 31, 2013 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	320,000	$ 1.16		
Exercised	(50,000)	.80		
Outstanding at December 31, 2013	270,000	1.23	6.73	$ 514
Vested or expected to vest	269,319	1.22	6.72	$ 513
Options exercisable, December 31, 2013	192,500	1.14	6.65	$ 382

The total intrinsic value of options exercised under both plans during the year ended December 31, 2013 amounted to $316.

Information as of December 31, 2013 related to options granted by LTS to the Company's former principal shareholder, all of which are vested and exercisable, was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013 and 2012	3,000,000	$ 1.91	3.80	$ 3,660

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the year ended December 31, 2013, no shares of LTS' common stock were purchased by employees of the Company under the Plan.